Exhibit 21.1

Subsidiaries of SYNNEX Information Technologies, Inc.

Name of Subsidiary	State or Country in Which Organized

SYNNEX Canada Ltd.	Canada

SYNNEX Info. Tech (China) Ltd.	China

SYNNEX de Mexico	Mexico

SYNNEX Info. Tech (UK) Ltd.	United Kingdom

SYNNEX K.K.	Japan

ComputerLand Corporation	California

Sennex Enterprises Ltd.	Hong Kong

SIT Funding Corporation	Delaware

MiTAC Industrial Corporation	California

ECLand.com	California